

06013340

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fuji Heavy Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 12 2006 E
THOMSON FINANCIAL

FILE NO. 82- 1132 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw
DAT : 5/11/06

Consolidated Financial Results for Fiscal 2006

May 9, 2006

For Immediate Release

Company Name	:	**Fuji Heavy Industries Ltd.**
Name of Stock Exchange	:	Tokyo Stock Exchange (First section)
Code No.	:	7270
Location of Head Office	:	Tokyo, Japan
URL	:	http://ir.fhi.co.jp/index.html
Representative	:	Mr. Kyoji Takenaka, President and CEO
Contact for Inquiries	:	Mr. Shunji Yonekura, General Manager of Administration Department Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for the Approving the Financial Results: May 9, 2006

Name of the Parent Company: — (Code No.: –)

Percentage of the Shares Held by the Parent Company: — %

Adoption of US Generally Accepted Accounting Principles: No

1. Performance in Fiscal 2006 (from April 1, 2005 to March 31, 2006)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified.

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income	
Fiscal 2006	¥ 1,476,368	(2.1 %)	¥ 58,339	(38.8 %)	¥ 46,768	(7.3 %)
Fiscal 2005	¥ 1,446,491	(0.5 %)	¥ 42,017	(-16.5 %)	¥ 43,572	(-23.0 %)

	Net income		Net income per share, basic (Yen)	Net income per share, diluted (Yen)	Return on equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Fiscal 2006	¥ 15,611	(-14.4 %)	¥ 20.66	¥ 20.66	3.3 %	3.5 %	3.2 %
Fiscal 2005	¥ 18,238	(-52.8 %)	¥ 23.27	¥ 23.27	3.9 %	3.2 %	3.0 %

Notes:
1. Equity income (loss) from investments in affiliated companies : Fiscal 2006 : ¥ 1,446 million; Fiscal 2005 : ¥ (378) million
2. Average number of shares outstanding during the year : Fiscal 2006 : 750,332,110 shares; Fiscal 2005 : 778,995,784 shares
3. Accounting change : See "Change of Accounting Policy" section
4. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior year.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' equity to total assets (%)	Shareholders' equity per share (Yen)
Fiscal 2006	¥ 1,348,400	¥ 465,522	34.5 %	¥ 649.41
Fiscal 2005	¥ 1,357,459	¥ 471,149	34.7 %	¥ 604.51

Note: Number of shares outstanding at end of the year : Fiscal 2006 : 716,672,587 shares
Fiscal 2005 : 779,207,882 shares

(3) Cash Flows

(Unit: Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the year
Fiscal 2006	¥ 137,485	¥ (75,775)	¥ (88,885)	¥ 112,366
Fiscal 2005	¥ 57,327	¥ (89,761)	¥ 26,199	¥ 131,685

(4) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 68

Non-consolidated subsidiaries accounted for by the equity method: 10

Affiliated companies accounted for by the equity method: 1

(5) Changes in Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:

Newly included: –
Newly excluded: –

Companies accounted for by the equity method:

Newly included: 6
Newly excluded: –

2. Projections for Fiscal 2007 (from April 1, 2006 to March 31, 2007)

(Unit: Millions of yen, except for per share figures)

	Net sales	Ordinary income	Net income
Half year	¥ 710,000	¥ 16,000	¥ 13,000
Full year	¥ 1,550,000	¥ 50,000	¥ 30,000

Reference: Projected net income per share (full year): ¥ 41.86

The above projections are made based on available information and assumptions as of May 9, 2006, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on page 8.

1. Condition of the FHI Group

As of March 31, 2006, the FHI Group consisted of Fuji Heavy Industries Ltd., 115 subsidiaries, and 9 affiliated companies primarily engaged in four operations related to the Subaru automotive, industrial products, aerospace and other businesses, producing a wide range of products.

The flow chart below illustrates the relationship that each subsidiary and affiliate maintains with the parent company.



Fuji Heavy Industries Ltd. (Manufacturing & Sales)
<Automobiles>
<Industrial Products>
<Aerospace>
(Other)
Manufacturing Units
*1 Ichitan Co., Ltd.
*1 Fuji Machinery Co., Ltd.
*1 Subaru Of Indiana Automotive, Inc.
*1 Kiryu Industrial Ltd.
*3 Two Non-consolidated subsidiary
Sales and Manufacturing
*3 Two Non-consolidated subsidiaries
*5 Two Affiliates
Service-related and others
*1 Subaru Finance Co., Ltd.
Other 10 consolidated subsidiaries
*2 TUG INTERNATIONAL Co., Ltd.
Three other subsidiaries within the scope of equity method
*3 Seven Non-consolidated subsidiaries
*4 Higashi-ohgishima Logistics Center Co., Ltd.
*5 Two Affiliates
Resarch Organs
*1 Fuji Heavy Industries U.S.A. Inc.
*1 Subaru Research & Development, Inc.
*1 FICS Corporation
Sales Units
*1 Subaru of America, Inc.
*1 Subaru Canada, Inc.
*1 Tokyo Subaru Inc.
*1 Osaka Subaru Inc.
*1 Nagoya Subaru Car Co.
Other 41 consolidated subsidiaries
*2 SUBARU AUTO ACCESSORIES Co., Ltd.
*3 10 Non-consolidated subsidiaries
Manufacturing Units
*1 Robin Manufacturing U.S.A. Inc.
Sales and Manufacturing
*1 Fuji Robin Industries Ltd.
*3 One Non-consolidated subsidiaries
*5 Three Affiliates
Service-related
*3 Robin Service Co., Ltd.
Sales Units
*2 Robin America Inc.
*3 Robin Europe GMBH
Other three non-consolidated subsidiaries
Service-related and others
*3 Fuji Aircraft Maintenance Co., Ltd.
*5 One Affiliates
Sales and Manufacturing
*1 Yusoki Kogyo K.K.
Service-related and others
*1 Subaru Kosan Co., Ltd.
*2 Subaru System Service Co., Ltd.
*2 FUJI HOUREN Co., Ltd.
*2 Subaru Living Service Co., Ltd.
*3 Fuji Ecology Systems Co., Ltd.
Sales Units
*3 Daiwa Shoko K.K.
Customers

*1 Consolidated subsidiaries
*2 subsidiaries within the scope of equity method
*3 Non-consolidated subsidiaries
*4 Affiliates within the scope of equity method
*5 Other affiliates

2. Management Policies

1. Basic Management Policies

The corporate philosophy of Fuji Heavy Industries Ltd. (FHI) consists of the following three principles:

1. FHI will strive to create advanced technologies on an ongoing basis and provide customers with distinctive products that ensure the highest levels of quality and customer satisfaction.
2. FHI will aim to continuously promote harmony among people, society, and the environment while contributing to the prosperity of society.
3. FHI will look to the future with a global perspective and aim to be a vibrant and progressive company.

Based on its corporate philosophy, FHI intensify its efforts to achieve the vision of "being an appealing company with a strong market presence", and "building a highly profitable business structure with automobile business at its core". The Company's most important management objective is to provide unique and high quality products in our automobile, aerospace, industrial products, eco technologies, and other divisions that only the Subaru brand and FHI are capable of providing. Through these corporate activities, the FHI Group is concentrating on developing and moving forward together with society and being an enterprise that accomplishes a high level of satisfaction and trust of all stakeholders, including shareholders and customers.

2. Basic Policy Regarding the Distribution of Profits

FHI views shareholders' return as a crucial managerial task and follows a basic policy of maintaining stable long-term dividends while taking comprehensive consideration of such factors as its earnings and its dividend payout ratio. FHI intends to use retained earnings to improve balance sheet as well as allocate these funds to the investment of its R&D, production, and strengthening its sales network for the attainment of further future growth and development. The limit on the number of times dividends are paid has been amended according to the enforcement of the new Corporate Law, but FHI intends no particular changes, so will keep the current arrangements in place.

3. Management tasks for the Company

There are three major tasks that FHI has to focus on.

The first issue is that FHI will concentrate on achieving the target of revised FDR-1, at the timing of the final fiscal year of this mid-term business plan, which aims to restructure and strengthen our management basis. The second one is to make our new business alliance with Toyota Motor Corporation a success by working out the details to realize the specific synergies. The third one is to formulate a new mid-term business plan starting from next year for future growth under a new environment.

Regarding the first issue, we will continue to promote our Total Cost Structure Revolution (TSR) activities that we have been working on since last fiscal year, and while dealing with the pressure of increases in material costs, we will endeavor to reduce R&D , SG&A and other expenses in order to enhance our capability of overall cost competitiveness. To strengthen our sales force, we will consolidate relatively small Subaru distributors in Japan from April 2006 onwards then restructure our dealerships' management to allocate extra back –office staffs to direct sales force in an effort to enhance sales efficiency. By doing all these, we will conduct reforms of sales quality centered on customer satisfaction (CS). Meanwhile, in the United States, our US distributor (Subaru of America, Inc.; SOA, a wholly-owned subsidiary in U.S.) is scheduled to start site control program, which SOA will invest in dealership stores directly to strengthen our sales force. We will also actively develop and cultivate business in emerging markets in the CIS countries and Eastern Asia.

Furthermore, each internal company is working to make additional improvements such as strengthening the sales force being addressed as the first issue; for example, the Industrial Products Company established a domestic sales company.

For achieving to improve asset turnover and streamline our corporate structure, we are aiming to raise profitability of the group as a whole. To be more precise, we will work to utilize assets of the entire group efficiently by clarifying the functions of affiliated companies, allocating appropriate personnel, creating an organization and framework for prompt operations and making management more streamlined.

To address the second key issue – the alliance with Toyota – we will execute plans to produce Toyota vehicles at SIA (Subaru of Indiana Automotive Inc.), our wholly-owned US manufacturing subsidiary and participate in development practice with no delay, through these activities, we assimilate Toyota's excellent know-how and utilize this to contribute to increases in Subaru's productivity and enhancement of product development. We will also build a rock-solid alliance by cultivating relationship in areas other than production and development, and further deepening mutual confidence.

By carrying out the first and second key issues described above, we will firm up our management base while also building a business plan for the future as the third key issue. At the Subaru Automotive Division, we will introduce products with higher quality and more cost competitiveness in a timely fashion, by means of actively conducting product development unique to Subaru that is suited to the new era of an environment while also increasing the speed and efficiency of development with customers' values as our foundation.

Strengthening our domestic and overseas sales force is also an urgent issue, and we will set up an investment plan required for distributors' hardware in addition to further promotion of streamlining.

In order to execute important theme of developing human resources, we will build specific plans such as training activities of employees for qualified sales and service that give customers true satisfaction.

Each Company is keeping the foundations for improving profitable performance. In particular, the Aerospace Company will realize stable profitability in order to secure reliable investment returns by focusing on the highest level of quality, delivery times and price in large projects implemented at once. The Industrial Products Company is pursuing to secure effective and competitive production capabilities from a global perspective for expanding overseas sales market. The Eco Technologies Company will consider the restructuring of its business foundation with a view to strategic alliances with other companies.

At the same time, we will strive to be an appealing company with a strong market presence by making our best effort throughout the growth and development of entire group in order to meet everyone's expectations of being a company that actively engages in CSR activities and is trusted by all stakeholders including shareholders and customers.

4. Approach Regarding the Reduction of Investment Units

FHI acknowledges that arranging an environment conducive to investment by investors is also a key issue.

Though FHI has not made any decisions regarding the actual steps or timing of the lowering of investment units, this will be considered a mid- to long-term theme while closely watching share prices.

3. Operating Results and Financial Condition

1. Overview of Fiscal 2006

Although there were some factors reducing revenue such as a reduction in the number of vehicles shipped in Japan and the end of consignment production of Isuzu vehicles by Subaru of Indiana Automotive Inc. (SIA), consolidated sales rose ¥29.9 billion, or 2.1%, to ¥1,476.4 billion due to an increase in the number of vehicles sold overseas stemming from a net increase in B9 TRIBECA that fully went on sale last June, sales in divisions other that the Automotive Division, such as the Aerospace Division, outstripping those of the previous year and exchange rates also having an impact.

Despite factors such as a deterioration in the sales mix lowering income, operating income rose ¥16.3 billion, or 38.8%, to ¥58.3 billion due to a reduction in various expenses such as lower production costs and more efficient research and development process. Factors such as a reduction in amortization of the consolidation adjustment led to ordinary income rising ¥3.2 billion, or 7.3%, to ¥46.8 billion. While gains from the write-down on investment securities increased, net income decreased ¥2.6 billion, or 14.4%, to ¥15.6 billion, due to the recording of premium severance payments accompanying the implementation of voluntary retirement program, the recording of losses from the cancellation of a joint development project with General Motors Corporation (GM) and an increase in the tax burden.

Results by Business Segment

Automobile Division

Although the Impreza, which underwent a major facelift last June, has performed solidly thanks to participation in the WRC (FIA World Rally Championship) including Rally Japan 2005, outstripping the previous year's sales for the second consecutive year, this was unable to cover the ground lost due to a decline in the sale of our flagship model Legacy and the termination of sales of the Traviq last year. As a result, domestic passenger car (excluding minicars) decreased by 6,000, or 6.1%, to 98,000 vehicles sold.

Minicar sales also fell by 18,000, or 11.7%, to 132,000 units due to a significant decline in sales of the R2 with its faded new-car effect and a fall in sales of the Sambar.

As a result, sales in Japan fell 24,000 units, or 9.4%, to 230,000 units.

In North American market, despite a decline in the Legacy and a significant fall in consignment production from GM-affiliated Saab Automobile, sales volume remained around the same level as the previous year at 210,000 units due to a net increase in the B9 Tribeca that fully went on sale last June and an increase in sales of the Impreza.

Sales in Europe rose by 4,000 units, or 7.0%, to 65,000 amid continued solid performance of the Forester with sales particularly growing in emerging markets such as Russia and Northern Europe.

Despite a decline in Legacy sales, the Impreza and Forester outstripped the figures for the previous year, and sales in Australia rose by 1,000 units, or 3.1%, to 37,000.

As a result, total overseas sales rose by 14,000 units, or 4.2%, to 341,000 units.

The combined sales volume for Japan and overseas markets amounted to 571,000 units, up 10,000 units, or 1.8%, year on year.

In addition to this situation, although there were some factors lowering revenue, such as the end of consignment production in the US manufacturing subsidiary, sales rose ¥9.2 billion, or 0.7%, to ¥1,332.8 billion due to changes in overseas sales units mix and favorable exchange rate movements. Operating income rose ¥10.6 billion (25.9%) to ¥51.6 billion due to a reduction in various expenses such as lower production costs and more efficient research and development process.

Industrial Products Division

Sales rose from the previous year's level due to an increase in sales of engines for pump and power generator. Overseas, we have inquiries from all around the world regarding the principal EX series of environmentally friendly high-performance gasoline engines, and orders for power generator engines have increased particularly sharply from major industrial clients in the US, while sales of engines for agricultural machinery have also been good in Europe. In addition to an increase in sales of engines for leisure products for the Asian market, sales continued to rise significantly from the previous year.

As a result of active sales efforts inside and outside Japan, the total number of units sold inside and outside Japan reached record levels in fiscal 2005, and total sales rose ¥5.4 billion, or 11.5%, to ¥52.6 billion. Operating income also increased significantly by ¥1.2 billion, or 140.0%, to ¥2.0 billion.

Aerospace Division

As for sales for the Japan Defense Agency, in addition to the delivery of AH-64D combat helicopters and the start of the delivery of prototypes of next-generation fixed wing surveillance and transport aircraft (PX/CX), the start of the delivery of unmanned surveillance systems led to sales greatly exceeding those of the previous year.

In the commercial sector, the number of existing products delivered to Boeing also increased significantly with the worldwide recovery of airline demand. Furthermore, sales increased from the previous year due to the start of production of primary wings for the Eclipse 500 small business jet and the start of development sales of the 787 next-generation passenger aircraft that is currently under development. A new plant was constructed in Handa city, Aichi Prefecture with an eye to full production of products for the 787.

In fiscal 2005, new large projects greatly contributed increasing performance, and total sales significantly increased by ¥22.3 billion, or 37.6%, reaching the record level of ¥81.8 billion. Operating income also increased significantly by ¥2.6 billion, to ¥2.8 billion.

Other Businesses

Sales rose in the Eco Technologies Company as a result of sales of Fuji Mighty sanitation trucks rising from the previous year due to the direct operation of distributors in the Kansai region and the introduction of the Fuji Mighty LP871 jointly developed with ShinMaywa Industries, together with increased sales of wind-power generation systems.

However, the withdrawal from business by domestic subsidiary Yusoki Kogyo K.K. had a great impact, and overall sales fell by ¥8.1 billion, or 34.4%, to ¥15.5 billion, while operating income improved by ¥1.8 billion to ¥1.2 billion (a loss of ¥600 million was recorded the previous year).

Results by Geographic Region

(Japan)

Although the sales units for domestic market fell in the automotive business, increased exports to Europe, the Middle East, Australia and China, and an improvement in sales outside the automotive business led to sales increasing by ¥16.9 billion, or 1.5%, to ¥1,145.6 billion. Despite factors such as deterioration in the sales mix lowering operating income, it raised ¥16.5 billion (40.7%) to ¥57.0 billion due to a reduction in various expenses such as lower production costs and favorable exchange rate movements.

(North America)

Although there were some factors lowering revenue, such as the end of consignment production in the US manufacturing subsidiary, a net increase in the sales of the B9 Tribeca and an increase in the sales units of the Impreza led to sales increasing to ¥574.7 billion, up ¥27.9 billion, or 5.1%. Operating income improved by ¥8.6 billion to ¥2.0 billion (from a loss of ¥6.7 billion in the previous year) due to a difference in sales units mix and a reduction in various expenses such as production costs.

(Other regions)

Sales in Europe rose by ¥800 million, or 5.3%, to ¥16.2 billion, due to an increase in sales of parts and accessories accompanying the growth in units shipped from Japan. However, owing to deterioration of the parts and accessories sales mix, operating income slipped ¥58 million, or 15.8%, to ¥300 million.

Cash Flows

Cash and cash equivalents (hereinafter, cash) at the end of the period under review amounted to ¥112.4 billion, a year on year decrease of ¥19.3 billion.

The factors accounting for this change in cash were as follows:

Cash flows from operating activities

Net cash provided by operating activities rose ¥80.2 billion to ¥137.5 billion, with the principle sources of cash being net income before tax and other adjustments totaling ¥28.7 billion, depreciation amounting to ¥80.1 billion, and a ¥16.6 billion increase in accounts payable.

Cash flows from investing activities

Although the previous year's revenue from the redemption of compulsory deposits amounting to ¥29.4 billion was not present, the cash required by investing activities was increased by ¥14.0 billion to ¥75.8 billion, due to a ¥26.3 billion increase in revenue from the recovery of loans receivable and a ¥17.1 billion decrease in expenditure for the acquisition of tangible fixed assets (property, plant and equipment).

Cash flows from financing activities

Net cash required by financing activities was down ¥115.1 billion to ¥88.9 billion due to a ¥39.0 billion increases in expenditure from the acquisition of treasury stock, a ¥34.6 billion reduction in revenue from long-term borrowings and the fact that the ¥20.0 billion of revenue from the issuance of bonds last fiscal year was not present.

2. Forecast for Fiscal 2006

Although the Japanese economy is showing signs of strength due to a recovery in consumer spending and capital expenditure, the overall demand in the automotive market has reached the point of saturation. With many other causes for concern in the American economy, we are faced with continually rising material prices including oil, and areas for concern regarding exchange rates and interest rates. Based on these factors, the business environment surrounding FHI remains unpredictable.

Against this backdrop, the outlook for the next fiscal year is as follows:

Consolidated Forecast

Net sales: ¥1,550.0 billion (up 5.0% year-on-year)
Ordinary income: ¥50.0 billion (up 6.9% year-on-year)
Net income: ¥30.0 billion (up 92.2% year-on-year)

Forecast for the Parent Company

Net sales: ¥990.0 billion (up 1.4% year-on-year)
Ordinary income: ¥31.0 billion (down 25.1% year-on-year)
Net income: ¥14.0 billion (up 36.3% year-on-year)

* Consolidated performance projections are based on information currently available to the Company. Risks and uncertainties such as the global economic situation, market trends and exchange rate fluctuations are taken into account, and the forecast results are believed to be logical. As actual results may differ significantly from these forecasts, please refrain from basing investing and other decisions solely on these forecasts.

3. Business Risks

Items regarding business performance, financial standing and consolidated financial statements shown within this financial report that may have a material effect on the decisions of investors are shown below.

Statements within this document pertaining to the future are based on the judgment of the Group at the end of the consolidated fiscal year under review, and the following list does not include all risks related to the FHI Group.

(1) Economic trends

Economic trends in countries and regions that form the principle markets of the Group could have an effect on the performance of the Group. Economic recession and reduced demand, in addition to intensifying price competition not only in Japan but also in North America, which is a principle market of the Group, could have an adverse effect on sales and profitability of the goods and services provide by the Group.

(2) Exchange rate fluctuations

The Group's operating income increased by ¥16.3 billion, or 38.8%, to ¥58.3 billion this consolidated fiscal year, and exchange rate fluctuations had a strong effect on this.

Overseas sales make up 59.1% of all sales, and items denominated in local currencies such as the US dollar are included in sales, operating income and assets, which are converted to yen when preparing the consolidated financial statements.

In the event the exchange rates actually used for conversion greatly differ from the exchange rates assumed when providing an outlook for the year, a strong yen has a negative impact on the Group's performance and financial condition, while a weak yen has positive impact.

In order to minimize the risks such as exchange rate the company performs hedge operations utilizing forward-exchange contracts to suit the situation. However, sharp fluctuations on the final day of the fiscal year may have an effect on derivative valuation losses and lead to significant changes in non-operating income.

(3) Dependence on certain businesses

The FHI Group is made up of the automotive business in addition to other businesses such as the aerospace business and industrial products business, but as the automotive business stands out with respect to scale, the performance and financial condition of the entire group may be significantly affected if the demand, market conditions or competition with other companies in the automotive business exceed predictable levels.

(4) Market evaluation fluctuations

The most important aspect of stably improving FHI's performance is the development, manufacture and release of new products at the right time by planning products based on market trends and customers' needs. If the market's evaluation of new products such as new automobile models falls short of our sales targets, or if existing products become obsolete more quickly than expected, the Group's performance and financial condition may be significantly affected.

(5) Procurement of particular materials and components

The Group procures materials and components from multiple suppliers; however, in some cases we are dependent on certain suppliers. The Group's performance and financial condition may be significantly affected if procurement is not possible at a stable cost, turnaround time or quality due to a tight supply and demand situation.

(6) Protection of intellectual property

The Group will protect its intellectual property regarding technology and know-how in order to differentiate our products. However, the Group's performance and financial condition may be significantly affected by reduced sales or legal expenses if a third party produces similar products by wrongfully using the Group's intellectual property or if protection is limited to a particular region.

(7) Product defects

The Group places the highest priority on safety in the development, manufacture and sale of products and services, but defects in goods and services and the possibility of recalls occurring cannot be completely ruled out. If a large-scale recall is implemented, a large cost is incurred and this could have a significant effect on the business performance and financial standing of the Group. We are insured for product liability, but some risks cannot be covered by this insurance.

(8) Liabilities for severance and retirement benefits

The Group's expenses and liabilities for employees' severance and retirement benefits are calculated based on assumptions such as an actuarially established discount rate for liabilities for severance and retirement benefits and expected returns on pension plan assets. However, the Group's performance and financial condition may be affected in the future if the actual results differ from the assumptions.

(9) Legal regulations on the environment, etc.

We are subject to a variety of legal regulations inside and outside Japan regarding limits on emissions, promotion of energy saving, noise, recycling, levels of emissions of pollutants from manufacturing plants and safety of automobiles, etc. Future increases in costs resulting from the strengthening of such legal regulations could have an effect on the performance of the Group.

(10) Impact of disasters, wars, terrorism, strikes, etc.

Natural disasters such as major earthquakes and typhoons, diseases, wars and terrorism could hinder the business activities of the Group, and lead to delays or stoppages in procurement of materials and parts, production, sales and distribution of products, and the provision of services. If such delays or stoppages are prolonged, they could have an effect on the business performance and financial standing of the Group.

Consolidated Balance Sheets

(Unit: Millions of yen)

	Fiscal 2006 (as of March 31, 2006)	Fiscal 2005 (as of March 31, 2005)	Changes Increase/(Decrease)
ASSETS			
Current assets	**619,183**	**649,070**	**(29,887)**
Cash and time deposits	65,524	40,742	24,782
Notes and accounts receivable, trade	104,972	116,278	(11,306)
Marketable securities	37,444	87,003	(49,559)
Inventories	216,396	175,087	41,309
Short-term loans	118,414	128,202	(9,788)
Deferred tax assets	32,992	34,859	(1,867)
Other	45,604	68,158	(22,554)
Allowance for doubtful accounts	(2,163)	(1,259)	(904)
Fixed assets	**729,217**	**708,389**	**20,828**
Property, plant and equipment, net	**555,973**	**543,726**	**12,247**
Buildings and structures	128,727	129,376	(649)
Machinery, equipment and vehicles	184,582	183,946	636
Land	172,338	170,809	1,529
Construction in progress	7,396	12,891	(5,495)
Other	62,930	46,704	16,226
Intangible assets	**38,211**	**43,211**	**(5,000)**
Investments and other assets	**135,033**	**121,452**	**13,581**
Investment securities	80,316	71,114	9,202
Long-term loans	8,141	5,976	2,165
Deferred tax assets	23,612	24,481	(869)
Other	25,312	22,632	2,680
Allowance for devaluation of investments	—	(41)	41
Allowance for doubtful accounts	(2,348)	(2,710)	362
Total assets	**1,348,400**	**1,357,459**	**(9,059)**

(Unit: Millions of yen)

	Fiscal 2006 (as of March 31, 2006)	Fiscal 2005 (as of March 31, 2005)	Changes Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	**628,113**	**610,311**	**17,802**
Notes and accounts payable, trade	211,412	190,790	20,622
Short-term borrowings	195,507	220,295	(24,788)
Commercial paper	8,000	22,000	(14,000)
Current portion of bonds	20,500	10,300	10,200
Accrued income taxes	11,472	8,872	2,600
Accrued expenses	61,744	74,326	(12,582)
Accrued bonus	15,427	15,277	150
Accrued warranty claims	23,496	20,490	3,006
Other	80,555	47,961	32,594
Long-term liabilities	**252,501**	**272,532**	**(20,031)**
Bonds	80,000	100,500	(20,500)
Long-term debts	70,072	59,095	10,977
Deferred tax liabilities on revaluation of land	703	478	225
Accrued pension and severance liability	52,322	59,002	(6,680)
Accrued directors' severance and retirement benefits	971	1,150	(179)
Consolidation adjustments	2,995	12,352	(9,357)
Other	45,438	39,955	5,483
Total liabilities	**880,614**	**882,843**	**(2,229)**
Minority interest in consolidated subsidiaries	**2,264**	**3,467**	**(1,203)**
Shareholders' equity			
Common stock	153,795	153,795	–
Capital surplus	160,071	160,071	–
Retained earnings	189,996	178,022	11,974
Revaluation reserve for land	290	421	(131)
Net unrealized holding gains on securities	21,145	16,945	4,200
Translation adjustments	(18,230)	(35,874)	17,644
Less treasury stock, at cost	(41,545)	(2,231)	(39,314)
Total shareholders' equity	**465,522**	**471,149**	**(5,627)**
Total liabilities and shareholders' equity	**1,348,400**	**1,357,459**	**(9,059)**

Consolidated Statements of Income

(Unit: Millions of yen)

	Fiscal 2006 (ended March 31, 2006)		Fiscal 2005 (ended March 31, 2005)		Changes Increase/(Decrease)
	Amount	Ratio of Total (%)	Amount	Ratio of Total (%)	Amount
Net sales	**1,476,368**	**100.0**	**1,446,491**	**100.0**	**29,877**
Cost of sales	1,125,293	76.2	1,107,718	76.6	17,575
Gross profit	351,075	23.8	338,773	23.4	12,302
Selling, general and administrative expenses	292,736	19.8	296,756	20.5	(4,020)
Operating income	**58,339**	**4.0**	**42,017**	**2.9**	**16,322**
Non-operating income	**12,356**	**0.8**	**14,096**	**1.0**	**(1,740)**
Interest and dividend income	3,421		2,393		1,028
Amortization of consolidation adjustments	3,296		6,868		(3,572)
Equity income from affiliated companies	1,446		—		1,446
Other	4,193		4,835		(642)
Non-operating expenses	**23,927**	**1.6**	**12,541**	**0.9**	**11,386**
Interest expenses	3,181		2,437		744
Loss on revaluation of derivatives	2,983		3,132		(149)
Equity loss from affiliated companies	—		378		(378)
Other	17,763		6,594		11,169
Ordinary income	**46,768**	**3.2**	**43,572**	**3.0**	**3,196**
Extraordinary gains	**9,253**	**0.6**	**2,261**	**0.2**	**6,992**
Gain on sale of fixed assets	3,872		1,417		2,455
Gain on sale of investment securities	5,274		541		4,733
Other	107		303		(196)
Extraordinary losses	**27,347**	**1.9**	**24,767**	**1.7**	**2,580**
Loss on sale and disposal of fixed assets	4,273		6,169		(1,896)
Loss on sale of investment securities	2,253		—		2,253
Impairment loss on fixed assets	4,064		—		4,064
Additional retirement payments	7,991		—		7,991
Loss on termination of development projects	7,094		—		7,094
Loss on devaluation of inventories	—		8,122		(8,122)
Loss on compensation to suppliers	—		4,174		(4,174)
Loss on discontinued operations	—		3,467		(3,467)
Other	1,672		2,835		(1,163)
Income before income taxes and minority interest	28,674	1.9	21,066	1.5	7,608
Income taxes-current	13,231	0.8	5,913	0.4	7,318
Income taxes-deferred	(303)	(0.0)	(3,264)	(0.2)	2,961
Minority interest in income of consolidated subsidiaries	(135)	(0.0)	(179)	(0.0)	44
Net income	**15,611**	**1.1**	**18,238**	**1.3**	**(2,627)**

Consolidated Statements of Retained Earnings

(Unit: Millions of yen)

	Fiscal 2006 (ended March 31, 2006)		Fiscal 2005 (ended March 31, 2005)	
(Capital surplus)				
Balance at beginning of the year		160,071		160,107
Decrease				
Loss on disposal of treasury stock	–	–	36	36
Balance at end of the year		160,071		160,071
(Retained earnings)				
Balance at beginning of the year		178,022		165,192
Increase				
Increase in the number of companies accounted for by the equity method	3,466		1,496	
Net income	15,611		18,238	
Other	31	19,108	343	20,077
Decrease				
Dividends	7,015		7,013	
Bonus to directors and statutory auditors	111		157	
Loss on disposal of treasury stock	8	7,134	77	7,247
Balance at end of the year		189,996		178,022

Consolidated Statements of Cash Flows

(Unit: Millions of yen)

	Fiscal 2006 (ended March 31, 2006)	Fiscal 2005 (ended March 31, 2005)	Changes Increase/(Decrease)
1. Cash flows from operating activities			
Income before income taxes and minority interest	28,674	21,066	7,608
Depreciation and amortization	80,073	71,010	9,063
Increase in allowance for doubtful accounts	542	732	(190)
Increase (decrease) in accrued warranty claims	1,040	(6,437)	7,477
Decrease in accrued pension and severance liability	(6,859)	(2,730)	(4,129)
Interest and dividend income	(3,421)	(2,393)	(1,028)
Amortization of consolidation adjustments (non-operating income and extraordinary gains)	(3,296)	(31,675)	28,379
Equity income from affiliated companies	(1,446)	–	(1,446)
Interest expenses	3,181	2,437	744
Loss on revaluation of derivatives	2,983	3,132	(149)
Equity loss from affiliated companies	–	378	(378)
Gain on sale of fixed assets	(3,872)	(1,417)	(2,455)
Gain on sale of investment securities	(5,274)	(541)	(4,733)
Loss on sale and disposal of fixed assets	4,273	6,169	(1,896)
Loss on sale of investment securities	2,253	–	2,253
Impairment loss on fixed assets	4,064	–	4,064
Additional retirement payments	7,991	–	7,991
Loss on termination of development projects	7,094	–	7,094
Loss on compensation to suppliers	–	4,174	(4,174)
Loss on discontinued operations	–	3,467	(3,467)
Decrease in notes and accounts receivable, trade	13,893	5,353	8,540
Increase in inventories	(9,944)	(11,272)	1,328
Increase in notes and accounts payable, trade	16,555	33	16,522
Increase in deposits received	23,964	–	23,964
Other, net	(7,884)	2,225	(10,109)
Sub total	154,584	63,711	90,873
Interest and dividends received	3,126	2,406	720
Interest paid	(2,920)	(2,432)	(488)
Additional retirement payments	(7,991)	–	(7,991)
Income taxes paid	(9,201)	(6,197)	(3,004)
Bonus paid to directors and statutory auditors	(113)	(161)	48
Net cash provided by operating activities	137,485	57,327	80,158
2. Cash flows from investing activities			
Purchase of marketable securities	(9,489)	(37,119)	27,630
Proceeds from sale of marketable securities	21,908	50,474	(28,566)
Purchases of property, plant and equipment	(120,875)	(137,998)	17,123
Proceeds from sale of property, plant and equipment	38,115	36,411	1,704
Purchases of intangible assets	(5,127)	(8,009)	2,882
Purchases of investment securities	(9,063)	(7,690)	(1,373)
Proceeds from sale of investment securities	13,092	5,395	7,697
Disbursement of loans receivable	(124,989)	(122,633)	(2,356)
Collection of loans receivable	127,450	101,195	26,255
Proceed from withdrawal of restricted collateral cash	–	29,390	(29,390)
Price adjustment of investment in subsidiaries	(7,087)	–	(7,087)
Other, net	290	823	(533)
Net cash used in investing activities	(75,775)	(89,761)	13,986

3. Cash flows from financing activities			
Net decrease in short-term borrowings	(4,538)	(1,102)	(3,436)
Net increase (decrease) in commercial paper	(14,000)	12,000	(26,000)
Proceeds from long-term debts	15,301	49,867	(34,566)
Repayments on long-term debts	(28,996)	(37,166)	8,170
Issuance of bonds	—	20,000	(20,000)
Redemption of bonds	(10,300)	(10,000)	(300)
Purchase of treasury stock	(39,352)	(399)	(38,953)
Proceeds from disposal of treasury stock	30	24	6
Dividends paid	(7,015)	(7,013)	(2)
Other, net	(15)	(12)	(3)
Net cash (used in) provided by financing activities	(88,885)	26,199	(115,084)
4. Effect of exchange rate changes on cash and cash equivalents	**7,856**	**(1,481)**	**9,337**
5. Net decrease in cash and cash equivalents	**(19,319)**	**(7,716)**	**(11,603)**
6. Cash and cash equivalents at beginning of the year	**131,685**	**139,401**	**(7,716)**
7. Cash and cash equivalents at end of the year	**112,366**	**131,685**	**(19,319)**

Basis of Consolidated Financial Statements and Summary of Significant Accounting Policies

1. Scope of Consolidation and Application of the Equity Method

(1) Consolidated subsidiaries: 68

Domestic subsidiaries:	49	Fuji Robin Industries Ltd., Ichitan Co., Ltd., TOKYO SUBARU, Inc. and 46 other subsidiaries
Foreign subsidiaries:	19	Subaru of Indiana Automotive, Inc., Subaru of America, Inc. and 17 other subsidiaries

(2) Companies accounted for by the equity method: 11

Domestic companies:	10	Subaru Auto Accessory Co., Ltd., Subaru System service Co., Ltd., Subaru Tecnica International Inc., and 7 other companies
Foreign companies:	1	Robin America Inc.

2. Changes in Scope of Consolidation and Application of the Equity Method

(1) Consolidated subsidiaries:

Increase:	–
Decrease:	–

(2) Companies accounted for by the equity method:

Increase:	6
Decrease:	–

From this fiscal year, Subaru Tecnica International Inc., Robin America Inc., and 4 other companies have been accounted for by the equity method due to their increased influence on the consolidated financial statements.

3. Fiscal Year-end of Consolidated Subsidiaries

The fiscal year-end of the consolidated domestic subsidiaries is the same as that of the parent company, while the fiscal year-end of the consolidated foreign subsidiaries is December 31. Although these foreign subsidiaries are included based on their fiscal year ended December 31, significant transactions that incurred for the period between December 31 and March 31 are reflected in the consolidated financial statements.

4. Accounting Policies

(1) Method and basis for valuation of significant assets

(1) Marketable securities and investment securities:

Held-to-maturity debt securities: The amortized interest cost method (the straight-line method)

Other securities:

a) Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized. Realized gains and losses on sale of securities are principally computed using the moving-average method.

b) Securities for which fair market value is not available: Stated principally at cost as determined by the moving-average method, after devaluation for any permanent impairment.

(2) Derivative financial instruments: Stated at fair value.

(3) Inventories:

Finished products: Stated principally at cost determined by the moving-average method.

Other inventories: Stated principally at cost determined by the first-in, first-out method.

(2) Depreciation/Amortization method of fixed assets

(1) Property, plant and equipment:

Depreciation of the property, plant and equipment of the Company and consolidated domestic subsidiaries is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied. Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method in accordance with the accounting principles generally accepted in each country.

Estimated useful lives for depreciable assets are as follows:

Building and structures:	7~50 years
Machinery, equipment and vehicles:	2~11 years

(2) Intangible assets:

Goodwill is amortized by the straight-line method based on the accounting principles generally accepted in the respective countries of domicile. However, goodwill of the consolidated subsidiary in the U.S. is not amortized in accordance with SFAS 142, while other identifiable intangible assets are amortized by the straight-line method.

Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

(3) Basis for significant accruals and reserves

(1) Allowance for doubtful accounts:

Allowance for doubtful accounts is provided based on the amount calculated as the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

(2) Allowance for devaluation of investments:

Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities for which fair value is not available and investments in non-consolidated subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

(3) Accrued bonus:

Accrued bonus is recorded based on the estimated future payments pro-rated for employee services received during the fiscal year.

(4) Accrued warranty claims:

The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experiences of warranty services and estimated future warranty costs.

(5) Accrued pension and severance liability:

Accrued pension and severance liability for employees is provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at end of the fiscal year. Prior service cost is being amortized as incurred by the straight-line method over the periods (14 to 18 years), which is shorter than the average remaining service periods of the eligible employees. Actuarial gains and losses is amortized from the following fiscal year by the straight-line method over the periods (primarily 18 years), which are shorter than the average remaining service periods of the eligible employees.

(6) Accrued directors' severance and retirement benefits:

Directors and statutory auditors of the Company and consolidated subsidiaries are entitled to receive lump-sum payments at the time of severance or retirement, subject to the approval of the shareholders. The necessary payment for such benefits are accounted for based on the Company's and consolidated subsidiaries' internal rules in order to prepare the payment of such benefits. This is the allowance based on Article 43 of the Japanese Commercial Code Enforcement Regulation.

(4) Basis for translation of foreign currency accounts

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date with the resulting gain or loss included in the accompanying consolidated statements of income.

Assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the exchange rates in effect at the balance sheet date of the foreign subsidiaries and affiliated companies, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the current year. The resulting foreign currency translation adjustments are included in "Translation adjustments" in shareholders' equity and minority interest in the accompanying consolidated balance sheets.

(5) Revenue recognition

Revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million are recognized by the percentage-of-completion method.

(6) Accounting for leases

Finance leases which do not transfer ownership of the leased assets to the lessees are accounted for as operating leases.

(7) Accounting for hedging activities

(1) Method of hedge accounting:

Principally, the deferred hedge accounting method is applied.

For interest rate swap contracts used as hedges and which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

(2) Derivative financial instruments qualifying as a hedge, along with the related transactions, assets and liabilities are as follows:

Financial instrument	Transactions, assets and liabilities
Interest swaps	Borrowings

(3) Hedge policy:

The risk exposures to movements in interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy.

(4) Method for evaluating hedge effectiveness:

Evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedge instruments are the same as those of the related transactions, assets and liabilities, and therefore they are assumed to be highly effective in offsetting movements in interest rates at their inception as well as during their term.

(8) Accounting for consumption taxes

Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of the consolidated subsidiaries are presented using the fair value method.

6. Amortization of Consolidation Adjustments

Consolidation adjustments are amortized by the straight-line method over 5 years. However, consolidation adjustments (credit side) that arose from making Subaru of Indiana Automotive, Inc., a wholly owned subsidiary of the Company, are amortized differently. The portion that clearly corresponds to the forecast future losses has been amortized according to the generation of such losses, and the remaining portion of the consolidation adjustment has been amortized by the straight-line method over 5 years.

7. Appropriation of Retained Earnings

Consolidated Statements of Retained Earnings are prepared based on the actual appropriation made for the years.

8. Definition of Cash and Cash Equivalents for the Statements of Cash Flows

Cash and cash equivalents for the purpose of presentation in the statements of cash flows consist of cash on hand, time deposits, and highly liquid short-term investments with negligible risk of changes in value due to their short maturities of three months or less.

Change of Accounting Policy

Accounting standard of impairment loss on fixed assets

From the fiscal year ended March 31,2006, the Company and the consolidated subsidiaries adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).
As a result of this change, "Income before income taxes and minority interest" decreased by ¥3,263 million. (Impairment loss on fixed assets of the Consolidated Statements of Income is ¥4,064 million in which ¥801 million of the consolidated subsidiaries in America is included.)
An accumulated impairment loss is recorded as direct deduction in the book value of respective assets.

Additional Information

Amortization of Consolidation Adjustments (Credit Side)

On January 1, 2003, the Company acquired Isuzu's share of Subaru of Indiana Automotive, Inc. (SIA), to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

Acquisition cost of the Isuzu's share of SIA was determined in consideration of certain losses on the disposal of fixed assets, losses on cancellation of operating leases, and losses related to personnel reduction, incurring during and after the consigned production activities. Consequently, the consolidation adjustments (credit side) arose.

The portion of the consolidation adjustments that clearly corresponds to the forecasted future losses has been amortized according to the generation of those losses, and the remaining portion has been amortized by the straight-line method over 5 years.

The Company revised this amortization schedule followed by settlement of actual loss with Isuzu according to the Master Agreement for Cancellation of the Joint Venture Relationship and Consignment of Production, December 20, 2002.

As a result, the consolidation adjustments (Credit side) are ¥1,949 million as of March 31, 2006, and they are to be amortized completely by the next fiscal year.

As a result of this settlement, the consolidation adjustments account (credit side) decreased by ¥ 7,087 million and the amortization of consolidation adjustments (non-operating income) decreased by ¥ 1,221 million in the fiscal year ended March 31,2006.

Transfer to the government of substitutional portion of employee pension fund

As stipulated in Japanese Defined Benefit Pension Insurance Law, the Tokyo Subaru Employees' Pension Fund (a multi-employer welfare pension fund), of which certain consolidated subsidiaries are members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from the benefit obligations related to future employee service in respect of substitutional portion on October 28, 2005. The pension fund is currently in the process of transferring the obligations related to past employee service to the government.

The amount to be transferred (the minimum reserve obligations) to the government as of March 31, 2006, was estimated ¥5,400 million. Had the amount been transferred at the end of current fiscal year, an extraordinary gain of approximately ¥2,300 million would have been recognized in the following fiscal year, in accordance with the provisions of Article 44 – 2 of "Practice Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Systems Committee Report No. 13).

Notes to Consolidated Financial Statements

(Consolidated Balance Sheet)

1. Pledged assets and secured liabilities

Pledged assets and secured liabilities are as follows:

(1) Pledged assets

(Unit: Millions of yen)

	Fiscal 2006	Fiscal 2005
Notes and accounts receivable, trade	291	11,665
Buildings and structures	31,318	41,064
	[10,879]	[18,471]
Machinery, equipment and vehicles	16,021	22,330
	[16,012]	[22,029]
Land	41,515	45,270
	[1,493]	[1,893]
Other fixed assets	180	271
Total	¥ 89,325	¥ 120,600
	[28,384]	[42,393]

(2) Secured liabilities

(Unit: Millions of yen)

	Fiscal 2006	Fiscal 2005
Short-term borrowings	¥ 45,934	¥ 62,382
	[2,112]	[6,621]
Long-term debts	11,625	13,079
	[7,230]	[7,739]
Bonds	–	300
Total	¥ 57,559	¥ 75,761
	[9,342]	[14,360]

Note: The above amounts in parentheses represent a mortgage of the factory foundation and the related liabilities.

2. Accumulated depreciation for property, plant and equipment

(Unit: Millions of yen)

Fiscal 2006	Fiscal 2005
¥ 686,418	¥ 630,632

3. Consolidation adjustments included in intangible assets

(Unit: Millions of yen)

Fiscal 2006	Fiscal 2005
¥ 55	¥ 115

4. The Company's guarantees for the indebtedness from financial institutes

(Unit: Millions of yen)

Fiscal 2006	Fiscal 2005
¥ 41,451	¥ 40,408

5. The balance of assets transferred to the special purpose company is ¥18,174 million which is accounts receivable of the Aerospace Division

6. The unexecuted balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) is as follows:

(Unit: Millions of yen)

	Fiscal 2006	Fiscal 2005
Total overdraft facilities and lending commitments	¥ 14,310	¥ 12,350
Less amounts currently executed	2,788	7,510
Unexecuted balance	¥ 11,522	¥ 4,840

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always executable.

7. The unexecuted balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) are as follows:

(Unit: Millions of yen)

	Fiscal 2006	Fiscal 2005
Total commitments	¥ 81,174	¥ 86,434
Less amounts currently executed	–	10,000
Unexecuted balance	¥ 81,174	¥ 76,434

8. Certain consolidated subsidiaries revalued land used for business pursuant to Law Concerning Revaluation of Land (the "Law") (promulgated on effective March 31, 1998) and recorded the revaluation reserve for land in the consolidated shareholders' equity.

Method of revaluation: Revaluation was performed by adjusting the amount appraised in accordance with municipal property tax pursuant to Article 2, Paragraph 3 of the implementation orders of the "Law" (promulgated on effective March 31, 1998).

Date of revaluation: March 31, 2002

Unrecorded gain on revaluation at March 31, 2006: ¥ 463 million (Fiscal 2005 is ¥ 393 million.)

9. Number of shares issued at end of the year (common stock)

Fiscal 2006	Fiscal 2005
782,865,873 shares	782,865,873 shares

10. Number of treasury stock owned at end of the year (common stock)

Fiscal 2006	Fiscal 2005
66,193,286 shares	3,761,911 shares

(Consolidated Statement of Income)

1. Research and development cost included in general and administrative expenses and cost of sales

(Unit: Millions of yen)

Fiscal 2006	Fiscal 2005
¥ 46,893	¥ 52,962

2. Contents of extraordinary gains and losses

Fiscal 2006

The company accounts for impairment loss with regard to the following assets.

Use	Location	Category
Manufacturing facility	America	Structures, Machinery and equipment
Asset for business of dealership	Wakayama pref. and 3 other locations	Buildings and structures, machinery and equipments, and land
Real estate for lease business	Gunma pref.	Buildings
Underutilized real estate	Hokkaido pref. and 3 other locations	Land, buildings and structures, and other

The operating properties for dealers are grouped by each company, the leased property and unused property are grouped on a property by property basis, and the operating properties of a subsidiary in America are grouped by each product.

Amounts by each account title are as follows;

	Fiscal 2006 (Unit: Millions of yen)
Buildings and structures	¥ 1,672
Machinery and equipments	¥ 782
Land and other	¥ 1,610
Total	¥ 4,064

- "Loss on termination of development projects", which is a part of "Extraordinary losses" consisted of the following two components:

(1) A joint development project for new model vehicle

In light of the termination of the Strategic Alliance between the Company and General Motors (GM), the Company and GM agreed to terminate the joint development project for cross over vehicles with SAAB Automobile AB. As a result, the Company has recorded an extraordinary loss of ¥3,633 million on the joint project costs already incurred. As the Company has since identified certain project asset to be used for another model development, the loss has been reduced by ¥1,980 million compared to the amount recorded in the consolidated financial statements for the semi-annual period of 2006.

(2) New software system development project

The Company started to develop a software operating system which was expected to support its business processes from order entry to delivery. However, the Company has concluded that the new system would not be as cost as effective as it was originally planned. As a result, the Company terminated the development project and has recorded an extraordinary loss of ¥3,461 million from the termination.

- Included in "Other" of \1,672 million, which is a part of "Extraordinary losses" is a loss of ¥1,656 million for the environmental remediation cost related to soil improvement that has been accrued as a result of the decision by Yusoki Kogyo K.K., a consolidated subsidiary, to close a part of its plants.

Fiscal 2005

- "Loss on devaluation of inventories" in extraordinary losses is recorded because the prospective realization of the "Work in process" of Aerospace Division's certain project has become uncertain due to a substantial delay in schedule of the project.

- "Loss on compensation to suppliers" in extraordinary losses is recorded based on the anticipated compensation loss for suppliers' development costs which arose from the Company's partial rescheduling of a certain development plan in Automotive Division.

- "Loss on discontinued operations" in extraordinary losses is due to the termination of the operation of Trailer, Train Parts, and other productions in Yusoki Kogyo K.K.

- "Other" in extraordinary losses amounting to \2,835 includes ¥2,796 million of loss, which is the amount after offsetting \27,603 million of losses related to operating lease equipments in Subaru of Indiana Automotive, Inc. (SIA), against \24,807 million of amortization of the consolidation adjustments (credit side), arose form making SIA a wholly owned subsidiary of the Company.

(Consolidated Statement of Retained Earnings)

Fiscal 2006

Increase of retained earnings-other in the consolidated statement of retained earnings mainly represents "Comprehensive income" from a consolidated subsidiary in the U.S., based on generally accepted accounting principal in the U.S.

Fiscal 2005

Increase of retained earnings-other in the consolidated statement of retained earnings represents "Comprehensive income" from a consolidated subsidiary in the U.S., based on generally accepted accounting principal in the U.S.

(Consolidated Statement of Cash Flows)

1. Breakdown of the ending balances of cash and cash equivalents out of balance sheet amounts of each related account at end of the year is as follows:

Fiscal 2006

(Unit: Millions of yen)

	Balance sheet amounts	Cash and cash equivalents
Cash and time deposits	¥ 65,524	¥ 65,447
Marketable securities	¥ 37,444	33,681
Short-term loans	¥118,414	13,238
Cash and cash equivalents		¥112,366

Fiscal 2005

(Unit: Millions of yen)

	Balance sheet amounts	Cash and cash equivalents
Cash and time deposits	¥ 40,742	¥ 40,449
Marketable securities	¥ 87,003	72,828
Short-term loans	¥128,202	18,408
Cash and cash equivalents		¥131,685

2. Significant non-cash transaction

Fiscal 2006

None.

Fiscal 2005

On August 2004, the Company executed the share exchange agreement and made Yusoki Kogyo K.K. a wholly owned subsidiary of the Company. As a result of the share exchange, consolidation adjustments increased by ¥ 833 million and treasury stock decreased by ¥ 942 million.

(Securities and Investments)

I. Fiscal 2006

1. Other investment securities (available-for-sale securities) for which fair market value are available (as of March 31, 2006)

(Unit: Millions of yen)

	Acquisition cost	Book value	Difference
(Book value exceeding acquisition cost)			
(1) Equity securities	20,162	55,671	35,509
(2) Debt securities			
Other	35	344	309
Sub-total	20,197	56,015	35,818
(Book value not exceeding acquisition cost)			
(1) Equity securities	223	196	(27)
(2) Debt securities			
Government and municipal bonds	11,297	11,154	(143)
Corporate bonds	3,632	3,572	(60)
(3) Other	1,335	1,314	(21)
Sub-total	16,487	16,236	(251)
Total	36,684	72,251	35,567

2. Other investment securities sold in fiscal 2006 (from April 1, 2005 to March 31, 2006)

(Unit: Millions of yen)

Sales amount	Gain on sale – total	Loss on sale – total
615,171	5,475	2,313

Note: The above sales amount includes sales of short-term investments in commercial paper and other amounting ¥580,171 million.

3. Book value of major marketable securities without available fair market value (except for other investment securities stated in 1 above) (as of March 31, 2006)

(1) Other marketable securities:

(Unit: Millions of yen)

Money management fund:	¥ 33,679
Unlisted stocks (excluding over-the-counter stocks):	¥ 1,469

Note: The Company and consolidated subsidiaries recognize ¥ 16 million in loss on devaluation of securities in the current year.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50 % of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair market value has declined between 30 % to 50 % in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

4. Schedule of redemption for other investment securities with maturity and held-to-maturity debt securities (as of March 31, 2006)

(Unit: Millions of yen)

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(1) Debt securities				
Government and municipal bonds	2,846	7,086	693	529
Corporate bonds	743	2,632	196	—
(2) Other	174	469	175	496
Total	3,763	10,187	1,064	1,025

II. Fiscal 2005

1. Other investment securities (available-for-sale securities) for which fair market value are available (as of March 31, 2005)

(Unit: Millions of yen)

	Acquisition cost	Book value	Difference
(Book value exceeding acquisition cost)			
(1) Equity securities	20,761	49,214	28,453
(2) Debt securities			
Government and municipal bonds	100	100	0
Corporate bonds	2,500	2,501	1
Other	36	181	145
(3) Other	4,281	4,282	1
Sub-total	27,678	56,278	28,600
(Book value not exceeding acquisition cost)			
(1) Equity securities	256	205	(51)
(2) Debt securities			
Government and municipal bonds	6,656	6,627	(29)
Corporate bonds	4,740	4,724	(16)
Other	501	500	(1)
(3) Other	2,344	2,338	(6)
Sub-total	14,497	14,394	(103)
Total	42,175	70,672	28,497

2. Other investment securities sold in fiscal 2005 (from April 1, 2004 to March 31, 2005)

(Unit: Millions of yen)

Sales amount	Gain on sale – total	Loss on sale – total
640,095	633	56

Note: The above sales amount includes sales of short-term investments in commercial paper and other amounting ¥584,226 million.

3. Book value of major marketable securities without available fair market value (except for held-to-maturity debt securities stated in 1 above) (as of March 31, 2005)

(1) Other marketable securities:

(Unit: Millions of yen)

Money management fund:	¥ 47,688
Commercial paper:	¥ 19,838
Unlisted stocks (excluding over-the-counter stocks):	¥ 6,544
Negotiable certificated deposit:	¥ 5,000
Beneficiary rights to the trust:	¥ 2,579
Held-to-maturity debt securities:	¥ 6

Note: The Company and consolidated subsidiaries recognize ¥ 23 million in loss on devaluation of securities in the current year.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50 % of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair market value has declined between 30 % to 50 % in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

4. Schedule of redemption for other investment securities with maturity and held-to-maturity debt securities (as of March 31, 2005)

(Unit: Millions of yen)

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(1) Debt securities				
Government and municipal bonds	1,412	3,393	1,420	501
Corporate bonds	4,195	2,747	262	22
Other	21,805	—	—	—
(2) Other	5,763	425	54	359
Total	33,175	6,565	1,736	882

Segment Information

(1) Business segment information

Fiscal 2006 (from April 1, 2005 to March 31, 2006) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	1,329,161	52,436	81,787	12,984	1,476,368	—	1,476,368
(2) Inter-segment	3,688	116	35	2,518	6,357	(6,357)	—
Total sales	1,332,849	52,552	81,822	15,502	1,482,725	(6,357)	1,476,368
Operating cost and expense	1,281,290	50,514	79,027	14,271	1,425,102	(7,073)	1,418,029
Operating income	51,559	2,038	2,795	1,231	57,623	716	58,339
II. Assets, depreciation/amortization expense and capital expenditure							
Assets	1,110,445	56,621	147,557	68,435	1,383,058	(34,658)	1,348,400
Depreciation/Amortization expense	74,431	1,795	1,941	1,906	80,073	—	80,073
Capital expenditure	109,821	1,195	7,605	668	119,289	—	119,289

Fiscal 2005 (from April 1, 2004 to March 31, 2005) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	1,319,603	46,814	59,434	20,640	1,446,491	—	1,446,491
(2) Inter-segment	4,069	307	40	2,994	7,410	(7,410)	—
Total sales	1,323,672	47,121	59,474	23,634	1,453,901	(7,410)	1,446,491
Operating cost and expense	1,282,730	46,272	59,279	24,224	1,412,505	(8,031)	1,404,474
Operating income (loss)	40,942	849	195	(590)	41,396	621	42,017
II. Assets, depreciation/amortization expense and capital expenditure							
Assets	1,136,372	57,611	127,548	74,449	1,395,980	(38,521)	1,357,459
Depreciation/Amortization expense	64,630	1,999	1,912	2,469	71,010	—	71,010
Capital expenditure	135,972	1,013	2,614	8,160	147,759	—	147,759

Notes: 1. Definition of business segments

Business segments are defined based on product line and market.

2. Main products by each business segment

Business segment	Main products
Automobiles	Legacy, Impreza, Forester, B9Tribeca, R1, R2, Pleo, Samber
Industrial products	Robin engines, power generators, Pump
Aerospace	Aircraft, parts of space-related devises

Other　　　　Garbage collection car, Specialized vehicles, real estate lease

3.All operating costs and expenses are allocated to each business segment.
4.All figures in elimination and corporate represents elimination.
5. Change of accounting policy

As stated in "Change of Accounting Policy", the Company and consolidated subsidiaries adopted the accounting standard for impairment of fixed assets from this fiscal year. As a result of this change, asset of "Automobile" segment decreased by¥ 3,167 million and asset of "Other" segment decreased by ¥ 96 million.

(2) Segment information by geographic area

Fiscal 2006 (from April 1, 2005 to March 31, 2006) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	888,117	572,412	15,839	1,476,368	—	1,476,368
(2) Inter-segment	257,456	2,298	313	260,067	(260,067)	—
Total sales	1,145,573	574,710	16,152	1,736,435	(260,067)	1,476,368
Operating cost and expense	1,088,584	572,740	15,843	1,677,167	(259,138)	1,418,029
Operating income	56,989	1,970	309	59,268	(929)	58,339
II. Assets	1,006,951	368,541	2,716	1,378,208	(29,808)	1,348,400

Fiscal 2005 (from April 1, 2004 to March 31, 2005) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income						
Sales						
(1) Outside customer	886,793	544,753	14,945	1,446,491	—	1,446,491
(2) Inter-segment	241,860	2,027	391	244,278	(244,278)	—
Total sales	1,128,653	546,780	15,336	1,690,769	(244,278)	1,446,491
Operating cost and expense	1,088,136	553,458	14,969	1,656,563	(252,089)	1,404,474
Operating income (loss)	40,517	(6,678)	367	34,206	7,811	42,017
II. Assets	1,080,303	307,858	2,439	1,390,600	(33,141)	1,357,459

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Other: Europe
3. All operating costs and expenses are allocated to each segment.
4. All figures in elimination and corporate represents elimination.
5. Change of accounting policy

As stated in "Change of Accounting Policy", the Company and consolidated subsidiaries adopted the accounting standard for impairment of fixed assets from this fiscal year. As a result of this change, asset of "Japan" segment decreased by ¥ 3,263 million.

(3) Overseas sales

Fiscal 2006 (from April 1, 2005 to March 31, 2006) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	616,437	128,777	127,016	872,230
Consolidated net sales				1,476,368
Percentage of overseas sales over consolidated sales (%)	41.8 %	8.7 %	8.6 %	59.1 %

Fiscal 2005 (from April 1, 2004 to March 31, 2005) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	593,249	117,826	108,357	819,432
Consolidated net sales				1,446,491
Percentage of overseas sales over consolidated sales (%)	41.0 %	8.2 %	7.5 %	56.7 %

Notes:
1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
   North America: United States and Canada
   Europe: Germany, Switzerland and England
   Other: Australia
3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.
4. Change of accounting policy
   None

· Notes to be abbreviated on this immediate release

(1) The following footnotes are not presented herein for they will be disclosed in the EDINET filing:
- Leases information
- Derivative transactions

(2) The following footnote information will be disclosed as "additional earnings announcement information," as soon as such information becomes available:
- Accrued pension and severance benefits
- Income taxes

Production, Accepted Orders and Sales Results Information

(1) Production

Actual production during the current year by each segment is as follows:

(Unit: Millions of yen, except for Automobiles)

Segments		Fiscal 2006 From April 1, 2005 to March 31, 2006	Change from prior year (%)
Automobiles	Mini-cars	135,974	(16.2)
	Compact cars	449,746	6.0
Sub-total		585,720	(2.3)
Industrial products		49,531	12.5
Aerospace		100,765	54.3
Other		9,982	(42.3)

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.

2. The above amounts exclude consumption taxes.

(2) Accepted orders

Accepted orders in the current year by each segment are as follows (automobiles and industrial products are produced based on order forecasts):

(Unit: Millions of yen)

Segments	Fiscal 2006 (From April 1, 2005 to March 31, 2006)			
	Accepted orders	Change from prior year (%)	Order balance	Change from prior year (%)
Aerospace	117,645	75.7 %	164,155	27.9 %
Other	10,750	(26.0 %)	2,491	66.0 %
Total	128,395	57.6 %	166,646	28.4 %

Note: The above amounts exclude consumption taxes.

(3) Sales results

Sales results for the current year by each segment are as follows:

(Unit: Millions of yen)

Segments	Fiscal 2006 From April 1, 2005 to March 31, 2006	Change from prior year (%)
Automobiles	1,329,161	0.7 %
Industrial products	52,436	12.0 %
Aerospace	81,787	37.6 %
Other	12,984	(37.1 %)
Total	1,476,368	2.1 %

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.

2. The above amounts exclude consumption taxes.

Significant subsequent events

The share exchange to make Fuji Machinery Co., Ltd. a wholly owned subsidiary

Fuji Machinery Co., Ltd., a consolidated subsidiary, accounts for approximately 90% of its sales to Fuji Heavy Industries Ltd. (the Company). In order to enhance group management, the company, at its Board of Directors' meeting on May 9, 2006, approved a share exchange (under the simplified share exchange method), in which Fuji Machinery Co., Ltd. will become a wholly owned subsidiary, and it executed a share exchange agreement with Fuji Machinery Co., Ltd.

1. Principal terms and conditions of the share exchange

(1) Timetable

May 9, 2006: Board of Directors' approval of share exchange agreement
Execution of share exchange agreement

June 28, 2006: General meeting of shareholders of Fuji Machinery Co., Ltd. to vote on the proposed share exchange

October 1, 2006: Closing date of share exchange (Deadline to submit stock certificate)

The company will conduct this share exchange in accordance with the simplified share exchange provision in Article 796 of the Corporate Law, without seeking the approval at a shareholders' meeting.

(2) Share exchange ratio

	The company (Future 100% parent company)	Fuji Machinery Co., Ltd. (Future wholly-owned subsidiary)
Share exchange ratio	1	0.52

Note: Basis of determining the share exchange ratio
The Company and Fuji Machinery Co., Ltd. individually engaged third party appraisers to analyze the exchange ratio. The analysis was performed based on the market stock prices, the comparable-company comparisons, and the discounted cash flows. The Company and Fuji Machinery Co., Ltd. have agreed to the above ratio, taking into consideration the results of such third party appraisals and certain other factors.

(3) Share transfer payment in connection with the share exchange

No share transfer payment will be paid in connection with the share exchange.

2. Operations following the closing of the share exchange

(1) Company name, nature of business, management, and location of the head office

There will be no change as a result of the share exchange.

(2) Common stock of the company

There will be no change in the amount of common stock of the Company because the Company intends to re-issue its treasury stock for all the shares to be exchanged.

(3) Effect on the results of the Company's operation

The Company expects the share exchange will have no material effect on its results of operations.

Non-consolidated Financial Results for Fiscal 2006

May 9, 2006

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.**
Name of Stock Exchanges : Tokyo Stock Exchange (First Section)
Code No. : 7270
Location of Head Office : Tokyo, Japan
URL : http://ir.fhi.co.jp/index.html
Representative : Mr. Kyoji Takenaka, President and CEO
Contact for Inquiries : Mr. Shunji Yonekura, General Manager of Administration Department
Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for Approving the Financial Results: May 9, 2006
The Scheduled Commencement Date of Dividend Payments: June 28, 2006
Date of the Regular Shareholders Meeting: June 27, 2006
Provision for Interim Dividends: Provision exists
Number of Shares in Unit Share System: 1,000 shares

1. Performance in Fiscal 2006 (from April 1, 2005 to March 31, 2006)

Note that all amounts have been rounded off to the nearest million yen.

(1) Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income	
Fiscal 2006	¥ 976,143	(2.8 %)	¥ 52,123	(47.1 %)	¥ 41,379	(32.2 %)
Fiscal 2005	¥ 949,511	(1.3 %)	¥ 35,436	(17.6 %)	¥ 31,304	(9.9 %)

	Net income		Net income per share, basic (Yen)	Net income per share, diluted (Yen)	Return on equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Fiscal 2006	¥ 10,274	310.5 %	¥ 13.60	¥ 13.60	2.1 %	4.5 %	4.2 %
Fiscal 2005	¥ 2,503	(-86.8 %)	¥ 3.14	¥ 3.14	0.5 %	3.3 %	3.3 %

Notes:
1. Average number of shares outstanding during the year : Fiscal 2006 : 750,628,190 shares; Fiscal 2005 : 779,291,864 shares
2. Accounting change : See "Change of Accounting Policy" section
3. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior fiscal year

(2) Dividends

(Unit: Yen, except for per year figures)

	Cash dividends per share			Cash dividends per year (Millions of yen)	Dividend payout ratio (%)	Cash dividends per year to Shareholders' equity (%)
		Semi-annual	Year-end			
Fiscal 2006	¥9.00	¥4.50	¥4.50	¥6,734	66.2%	1.4 %
Fiscal 2005	¥9.00	¥4.50	¥4.50	¥7,016	286.6%	1.4 %

(3) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' Equity to total assets (%)	Shareholders' equity per share (Yen)
Fiscal 2006	¥905,010	¥474,631	52.4 %	¥661.91
Fiscal 2005	¥938,003	¥507,091	54.1 %	¥650.46

Notes: 1. Number of shares outstanding at end of the year : Fiscal 2006 : 716,968,667 shares
Fiscal 2005 : 779,503,962 shares

2. Number of treasury stock at end of the year : Fiscal 2006 : 65,897,206 shares
Fiscal 2005 : 3,361,911 shares

2. Projections for Fiscal 2007 (from April 1, 2006 to March 31, 2007)

(Unit: Millions of yen, except for per share figures)

	Net sales	Ordinary income	Net income	Fiscal 2007 cash dividends per share		
				Semi-annual	Year-end	
Half year	¥480,000	¥13,000	¥6,000	4.50	-	-
Full year	¥990,000	¥31,000	¥14,000	-	4.50	9.00

Reference: Projected net income per share (full year): ¥19.53

The above projections are made based on available information and assumptions as of May 9, 2006, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on page 8.

Non-consociated Balance Sheets

(Unit: Millions of yen)

	Fiscal 2006 (as of March 31, 2006)	Fiscal 2005 (as of March 31, 2005)	Changes Increase/(Decrease)
ASSETS			
Current assets	**364,049**	**380,755**	**(16,706)**
Cash and time deposits	37,789	17,193	20,596
Notes receivable, trade	1,859	2,048	(189)
Accounts receivable, trade	113,763	122,119	(8,356)
Marketable securities	2	54,556	(54,554)
Finished products	24,847	27,585	(2,738)
Raw materials	8,827	6,668	2,159
Work in process	69,819	49,783	20,036
Supplies	1,228	1,294	(66)
Advances paid	9,912	23,335	(13,423)
Prepaid expenses	2,641	1,812	829
Deferred tax assets	17,633	17,254	379
Accounts receivable, other	19,686	20,891	(1,205)
Short-term loans	54,995	34,977	20,018
Other	1,987	1,282	705
Allowance for doubtful accounts	(939)	(42)	(897)
Fixed assets	**540,961**	**557,248**	**(16,287)**
Property, plant and equipment, net	**234,053**	**237,626**	**(3,573)**
Buildings	52,132	51,644	488
Structures	6,905	6,778	127
Machinery and equipment	72,917	81,811	(8,894)
Aircrafts	14	71	(57)
Vehicles	1,261	1,325	(64)
Tools	12,538	10,010	2,528
Land	82,274	82,209	65
Construction in progress	6,012	3,778	2,234
Intangible assets	**16,065**	**22,797**	**(6,732)**
Industrial rights	118	110	8
Software	14,243	17,567	(3,324)
Other	1,704	5,120	(3,416)
Investments and other assets	**290,843**	**296,825**	**(5,982)**
Investment securities	52,852	53,401	(549)
Investments in subsidiaries and affiliated companies	142,662	146,728	(4,066)
Investment securities, other than stock	27	27	0
Investments in subsidiaries and affiliated companies, other than stock	453	453	–
Long-term loans	67,004	66,478	526
Long-term prepaid expenses	2,382	2,825	(443)
Deferred tax assets	24,621	29,073	(4,452)
Other	7,635	8,089	(454)
Allowance for devaluation of investments	(744)	(4,597)	3,853
Allowance for doubtful accounts	(6,049)	(5,652)	(397)
Total assets	**905,010**	**938,003**	**(32,993)**

(Unit: Millions of yen)

	Fiscal 2006 (as of March 31, 2006)	Fiscal 2005 (as of March 31, 2005)	Changes Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	**289,452**	**280,405**	**9,047**
Notes payable, trade	3,804	3,439	365
Accounts payable, trade	172,129	167,674	4,455
Short-term borrowings	12,140	16,040	(3,900)
Current portion of long-term debts	11	3,715	(3,704)
Current portion of bonds	20,000	10,000	10,000
Accounts payable, other	10,523	17,551	(7,028)
Accrued expenses	34,356	34,204	152
Accrued income taxes	5,677	–	5,677
Advance received	5,378	4,758	620
Deposits received	1,248	1,202	46
Income in advance	172	165	7
Accrued bonus	10,060	9,798	262
Accrued warranty claims	7,063	8,140	(1,077)
Notes payable for acquisition of fixed assets	1,428	718	710
Other	5,463	3,001	2,462
Long-term liabilities	**140,927**	**150,507**	**(9,580)**
Bonds	80,000	100,000	(20,000)
Long-term debts	24,741	10,565	14,176
Long-term accounts payable, other	2,148	515	1,633
Long-term deposits received	1,394	1,466	(72)
Accrued pension and severance liability	31,308	37,781	(6,473)
Accrued directors' severance and retirement benefits	170	179	(9)
Accrued losses on guarantees	1,163	–	1,163
Other	3	1	2
Total liabilities	**430,379**	**430,912**	**(533)**
Shareholders' equity			
Common stock	**153,795**	**153,795**	–
Capital surplus	**160,071**	**160,071**	–
Capital reserve	160,071	160,071	–
Retained earnings	**182,364**	**179,168**	**3,196**
Legal reserve	7,901	7,901	–
Advanced depreciation reserve	687	687	–
General reserve	85,335	85,335	–
Unappropriated retained earnings	88,441	85,245	3,196
Net unrealized holding gains on securities	**19,920**	**16,262**	**3,658**
Less treasury stock, at cost	**(41,519)**	**(2,205)**	**(39,314)**
Total shareholders' equity	**474,631**	**507,091**	**(32,460)**
Total liabilities and shareholders' equity	**905,010**	**938,003**	**(32,993)**

Non-consolidated Statements of Income

(Unit: Millions of yen)

	Fiscal 2006 (ended March 31, 2006)		Fiscal 2005 (ended March 31, 2005)		Changes Increase/(Decrease)
	Amount	Ratio of total (%)	Amount	Ratio of total (%)	Amount
Net sales	**976,143**	**100.0**	**949,511**	**100.0**	**26,632**
Cost of sales	778,248	79.7	761,093	80.2	17,155
Gross profit	197,895	20.3	188,418	19.8	9,477
Selling, general and administrative expenses	145,772	15.0	152,982	16.1	(7,210)
Operating income	**52,123**	**5.3**	**35,436**	**3.7**	**16,687**
Non-operating income	**7,863**	0.8	**7,740**	0.8	**123**
Interest and dividends income	2,664		2,270		394
Other	5,199		5,470		(271)
Non-operating expenses	**18,607**	1.9	**11,872**	1.2	**6,735**
Interest expenses	1,454		1,610		(156)
Loss on revaluation of derivatives	2,983		3,132		(149)
Other	14,170		7,130		7,040
Ordinary income	**41,379**	**4.2**	**31,304**	**3.3**	**10,075**
Extraordinary gains	**5,786**	0.6	**957**	0.1	**4,829**
Gain on sale of fixed assets	534		485		49
Gain on sale of investment securities	5,243		220		5,023
Reversal of allowance for doubtful accounts	9		2		7
Reversal of allowance for devaluation of investments	0		250		(250)
Extraordinary losses	**28,004**	2.8	**29,540**	3.1	**(1,536)**
Loss on sale and disposal of fixed assets	1,881		2,248		(367)
Loss on sale of investment securities	2,216		4		2,212
Loss on devaluation of securities	6,608		10,425		(3,817)
Impairment loss on fixed assets	329		−		329
Allowance for losses on guarantees	1,163		−		1,163
Allowance for devaluation of investments	744		4,567		(3,823)
Additional retirement payments	7,969		−		7,969
Loss on termination of development projects	7,094		−		7,094
Loss on devaluation of inventories	−		8,122		(8,122)
Loss on compensation to suppliers	−		4,174		(4,174)
Income before income taxes	19,161	2.0	2,721	0.3	16,440
Income taxes-current	7,303	0.7	3,062	0.3	4,241
Income taxes-deferred	1,584	0.2	(2,844)	(0.3)	4,428
Net income	**10,274**	**1.1**	**2,503**	**0.3**	**7,771**
Unappropriated retained earnings brought forward	**81,683**		**86,365**		**(4,682)**
Loss on disposal of treasury stock	8		115		(107)
Interim dividends	3,508		3,508		0
Unappropriated retained earnings at end of the year	**88,441**		**85,245**		**3,196**

Proposed Appropriation of Retained Earnings

(Unit: Millions of yen)

	Fiscal 2006 (ended March 31, 2006)	Fiscal 2005 (ended March 31, 2005)	Changes Increase/(Decrease)
Unappropriated retained earnings at end of the year	88,441	85,245	3,196
Total	88,441	85,245	3,196
Planned appropriations:			
Dividends to shareholders	3,226	3,507	(281)
Directors' bonuses	66	55	11
[Statutory auditors]	[10]	[7]	[3]
Retained earnings to be carried forward	85,149	81,683	3,466

Note: Cash dividend per share is 9 yen for fiscal 2006, which includes interim dividend of 4.5 yen.

Summery of Significant Accounting Policies

1. Method and Basis for Valuation of Marketable Securities and Investment Securities

(1) Held-to-maturity debt securities: The amortized interest cost method (the straight-line method)

(2) Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

(3) Other securities:

1. Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized. Realized gains and losses on sale of securities are computed using the moving-average method.
2. Securities for which fair market value is not available: Stated at cost as determined by the moving-average method, after devaluation for any permanent impairment.

2. Method and Basis for Valuation of Derivative Instruments

Derivative financial instruments are stated at fair values.

3. Method and Basis for Valuation of Inventories

(1) Finished products: Stated at cost determined by the moving-average method (the first-in, first-out method is used for certain items).

(2) Raw materials, work in process and supplies: Stated at cost determined by the first-in, first-out method (the moving-average method is used for certain items).

4. Depreciation/Amortization Method of Fixed Assets

(1) Property, plant and equipment:

Depreciation of the property, plant and equipment is computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied.

Estimated useful lives for depreciable assets are as follows:

Building and structures:	8 ~ 50 years
Machinery, equipment and vehicles:	4 ~ 12 years

(2) Intangible assets:

Intangible assets are amortized by the straight-line method. Computer software used internally by the Company is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

5. Method for Valuation of Deferred Assets

Bond issuing costs are expensed as incurred.

6. Basis for Significant Accruals and Reserves

(1) Allowance for doubtful accounts:

Allowance for doubtful accounts is provided based on the amount calculated at the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

(2) Allowance for devaluation of investments:

Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities for which fair value is not available and investments in subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

(3) Accrued bonus:

Accrued bonus is recorded based on the estimated future payments pro-rated for employee services received during the fiscal year.

(4) Accrued warranty claims:

The Company provides for accrued warranty claims on products sold based on its past experiences of warranty services and estimated future warranty costs.

(5) Accrued pension and severance liability:

Accrued pension and severance liability for employees is provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at end of the fiscal year. Prior service cost is being amortized as incurred by the straight-line method over the periods (18 years), which is shorter than the average remaining service periods of the eligible employees. Actuarial gains and losses is amortized from the following fiscal year by the straight-line method over the periods (18 years), which are shorter than the average remaining service periods of the eligible employees.

(6) Accrued directors' severance and retirement benefits:

Directors and statutory auditors of the Company are entitled to receive lump-sum payments at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's internal rules. This is the allowance based on Article 43 of the Japanese Commercial Code Enforcement Regulation.

(7) Allowance for losses on guarantees

Allowance for losses on guarantees is provided in the amount sufficient to cover potential losses from guarantees based on the assessment of the financial conditions of the parties to which guarantees are provided. This is the allowance based on Article 43 of the Japanese Commercial Code Enforcement Regulation.

7. Basis for translation of foreign currency accounts

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date with the resulting gain or loss included in the accompanying statements of income.

8. Revenue recognition

Revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million are recognized by the percentage-of-completion method.

9. Accounting for Leases

Finance leases which do not transfer ownership of leased assets to lessees are accounted for as operating leases.

10. Accounting for hedging activities

(1) Method of hedge accounting:

Principally, the deferred hedge accounting method is applied.

For interest rate swap contracts used as hedges and which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

(2) Derivative financial instruments qualifying as a hedge, along with the related transactions, assets and liabilities are as follows:

Financial instrument	Transactions, assets and liabilities
Interest swaps	Borrowings

(3) Hedge policy:

The risk exposures to movements in interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy.

(4) Method for evaluating hedge effectiveness:

Evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedge instruments are the same as those of the related transactions, assets and liabilities, and therefore they are assumed to be highly effective in offsetting movements in interest rates at their inception as well as during their term.

11. Other Matters Concerned with Basis for Presentation of the Financial Statements

(1) Accounting for consumption taxes

Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

(2) Treatment of fractional figure

All amounts have been rounded off to the nearest million yen.

Change of Accounting Policy

Accounting standard of impairment loss on fixed assets

From the fiscal year ended March 31,2006, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).

As a result of this change, "Income before income taxes" decreased by ¥329 million.

An accumulated impairment loss is recorded as direct deduction in the book value of respective assets.

Notes to Non-consolidated Financial Statements

(Balance Sheet)

1. Accumulated depreciation for property, plant and equipment

(Unit: Millions of yen)

Fiscal 2006	Fiscal 2005
¥ 459,276	¥ 444,359

2. Pledged assets

(Unit: Millions of yen)

	Fiscal 2006	Fiscal 2005
Buildings and structures	¥ 10,775	¥ 16,511
	¥ [10,775]	¥ [16,511]
Machinery and equipment	15,970	21,981
	[15,970]	[21,981]
Land	1,014	1,196
	[1,014]	[1,196]
Total	¥ 27,759	¥ 39,688
	¥ [27,759]	¥ [39,688]

Note: The above amounts in parentheses represent a mortgage of the factory foundation.

3. Balance with affiliated companies is as follows:

(Unit: Millions of yen)

	Fiscal 2006	Fiscal 2005
Notes and accounts receivable, trade	¥ 64,493	¥ 77,369
Short-term loans	¥ 54,995	¥ 34,977
Long-term loans	¥ 63,336	¥ 64,168
Other assets – total	¥ 11,022	¥ 10,298
Notes and accounts payable, trade	¥ 21,623	¥ 20,781
Accrued expenses	¥ 16,388	¥ 10,745
Other liabilities – total	¥ 1,033	¥ 3,827

4. Number of issuing shares is as follows:

	Fiscal 2006	Fiscal 2005
Number of shares authorized (Common Stock)	1,500,000,000 shares	1,500,000,000 shares
Number of shares issued at end of the year (Common Stock)	782,865,873 shares	782,865,873 shares

(Statement of Income)

1. Research and development costs

(Unit: Millions of yen)

Fiscal 2006	Fiscal 2005
¥ 46,683	¥ 52,854

2. Transaction with affiliated companies is as follow:

(Unit: Millions of yen)

	Fiscal 2006	Fiscal 2005
Net sales	¥ 565,262	¥ 571,661
Non-operating income (lease payments)	¥ 2,386	¥ 2,112
Non-operating income (miscellaneous revenue)	¥ 2,963	¥ 1,695

3. Contents of extraordinary gains and losses

Fiscal 2006

"Loss on termination of development projects", which is a part of "Extraordinary losses" consisted of the following two components:

1. A joint development project for new model vehicles
   In light of the termination of the Strategic Alliance between the Company and General Motors (GM), the Company and GM agreed to terminate the joint development project for cross over vehicles with SAAB Automobile AB. As a result, the Company has recorded an extraordinary loss of ¥ 3,633 million on the joint project costs already incurred. As the Company has since identified certain project assets to be used for another model development, the loss has been reduced by ¥ 1,980 million compared to the amount recorded in the consolidated financial statements for the semi-annual period of 2006.
2. New software system development project
   The Company started to develop a software operating system which was expected to support its business processes from order entry to delivery. However, the Company has concluded that the new system would not be as cost effective as it was originally planed. As a result, the Company terminated the development project and has recorded an extraordinary loss of ¥ 3,461 million from the termination.

Fiscal 2005

- "Loss on devaluation of inventories" in extraordinary losses is recorded because the prospective realization of the "Work in process" of Aerospace Division's certain project has become uncertain due to a substantial delay in schedule of the project.

- "Loss on compensation to suppliers" in extraordinary losses is recorded based on the anticipated compensation loss for suppliers' development costs which arose from the Company's partial rescheduling of a certain development plan in Automotive Division.

(Securities and Investments)

Investments in subsidiaries and affiliated companies for which fair market value are available

Fiscal 2006

(Unit: Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	1,759	6,034	4,275
Total	1,759	6,034	4,275

Fiscal 2005

(Unit: Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	1,759	5,679	3,920
Total	1,759	5,679	3,920

(Lease transactions)

This footnote is not presented herein for it will be disclosed in the EDINET filing.

(Income tax)

This footnote information will be disclosed as "additional earnings announcement information," as soon as such information becomes available.

Significant subsequent events

The share exchange to make Fuji Machinery Co., Ltd. a wholly owned subsidiary

Fuji Machinery Co., Ltd., a consolidated subsidiary, accounts for approximately 90% of its sales to Fuji Heavy Industries Ltd. (the Company). In order to enhance group management, the Company, at its Board of Directors' meeting on May 9, 2006, approved a share exchange (under the simplified share exchange method), in which Fuji Machinery Co., Ltd. will become a wholly owned subsidiary, and it executed a share exchange agreement with Fuji Machinery Co., Ltd.

1. Principal terms and conditions of the share exchange

(1)Timetable

May 9, 2006: Board of Directors' approval of the share exchange agreement
Execution of the share exchange agreement

June 28, 2006: General meeting of the shareholders of Fuji Machinery Co., Ltd. to vote on the proposed share exchange

October 1, 2006: Closing date of the share exchange (Deadline to submit stock certificate)

The company will conduct this share exchange in accordance with the simplified share exchange provisions in Article 796 of the Corporate Law, without seeking the approval at a shareholders' meeting.

(2) Share exchange ratio

	The company (Future 100% parent company)	Fuji Machinery Co., Ltd. (Future wholly-owned subsidiary)
Share exchange ratio	1	0.52

Note: Basis of determining the share exchange ratio

The Company and Fuji Machinery Co., Ltd. individually engaged third party appraisers to analyze the exchange ratio. The analysis was performed based on the market stock prices, the comparable-company comparisons, and the discounted cash flows. The Company and Fuji Machinery Co., Ltd. have agreed to the above ratio, taking into consideration the results of such third party appraisals and certain other factors.

(3) Share transfer payment in connection with the share exchange

No share transfer payment will be paid in connection with the share exchange.

2. Operations following the closing of the share exchange

(1) Company name, nature of business, management, and location of the head office

There will be no change as a result of the share exchange.

(2) Common stock of the Company

There will be no change in the amount of common stock of the Company because the Company intends to re-issue its treasury stock for all the shares to be exchanged.

(3) Effect on the results of the Company's operation

The Company expects the share exchange will have no material effect on its results of operations.

Directors' and statutory auditors' change

This information is separately disclosed on today (May 9, 2006).



<Reference for FY2006 Consolidated Financial Results>

(MAY 9, 2006)

Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS FY2005 Apr.2004 to Mar.2005	RESULTS FY2006 Apr.2005 to Mar.2006		FORECAST FY2007 Apr.2006 to Mar.2007	
Net Sales	14,465	14,764	2.1 %	15,500	5.0 %
Domestic	6,271	6,041	(3.7) %	6,400	5.9 %
Overseas	8,194	8,722	6.4 %	9,100	4.3 %
Margin Percentage	2.9%	4.0%		3.2%	
Operating income	420	583	38.8 %	500	(14.3) %
Margin Percentage	3.0%	3.2%		3.2%	
Ordinary income	436	468	7.3 %	500	6.9 %
Margin Percentage	1.3%	1.1%		1.9%	
Net income	182	156	(14.4) %	300	92.2 %
Change of operating income by factors		**Gain factors** Foreign exchange 132 Reduction in costs 128 Decrease of expenses and others 86 Decrease in R&D expenses 61 **Loss factors** Decrease in sales mix 244		**Gain factors** Increase in sales mix 107 Reduction in costs 27 **Loss factors** Increase of expenses and others 96 Increase in R&D expenses 71 Foreign exchange 50	
Exchange rate YEN/US$	108	112		110	
Capital investment	853	562		930	
Depreciation and amortization	511	575		605	
R&D expenses	530	469		540	
Interest bearing debt	4,122	3,741		3,700	
Performance of operation		Net sales to increase Net income to decrease Best net sales		Net sales to increase Net income to increase Best net sales	
Domestic sales	254	230	(9.4) %	264	14.5 %
Small Cars	104	98	(6.1) %	97	(0.8) %
Minicars	150	132	(11.7) %	167	25.8 %
Overseas sales	328	341	4.2 %	347	1.8 %
North America	210	210	(0.2) %	220	4.9 %
Europe	61	65	7.0 %	65	1.0 %
Other	57	67	17.4 %	62	(7.3) %
Total sales	582	571	(1.8) %	611	6.9 %
SIA Isuzu SUVs	13	-	-	-	-

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.
* Exchange rate is the non-consolidated sales rate of FHI.



<Reference for FY2006 Non-consolidated Financial Results>

(MAY 9,2006)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS FY2005 Apr.2004 to Mar.2005	RESULTS FY2006 Apr.2005 to Mar.2006		FORECAST FY2007 Apr.2006 to Mar.2007	
Net Sales	9,495	9,761	2.8 %	9,900	1.4 %
Domestic	4,524	4,376	(3.3) %	4,500	2.8 %
Overseas	4,971	5,386	8.4 %	5,400	0.3 %
Margin Percentage	3.7%	5.3%		3.1%	
Operating income	354	521	47.1 %	310	(40.5) %
Margin Percentage	3.3%	4.2%		3.1%	
Ordinary income	313	414	32.2 %	310	(25.1) %
Margin Percentage	0.3%	1.1%		1.4%	
Net income	25	103	310.5 %	140	36.3 %
Change of operating income by factors		**Gain factors** Decrease of expenses and others Foreign exchange Reduction in costs Decrease in R&D expenses **Loss factors** Decrease in sales mix	 118 118 93 62 224	**Gain factors** Reduction in costs **Loss factors** Decrease in sales mix Increase in R&D expenses Foreign exchange Increase of expenses and others	 16 82 68 55 22
Exchange rate YEN/US$	108	112		110	
Capital investment	256	239		380	
Depreciation and amortization	276	249		270	
R&D expenses	528	467		535	
Interest bearing debt	1,403	1,369		1,400	
Performance of operation		Net sales to increase Operating income to increase Best net sales		Net sales to increase Operating income to decrease Best net sales	
Domestic production volume	481	467	(3.0) %	484	3.8 %
Domestic sales	273	245	(10.3) %	264	7.8 %
Small Cars	108	106	(1.7) %	96	(9.9) %
Minicars	165	138	(15.9) %	168	21.4 %
Export	213	225	5.8 %	219	(2.4) %
North America	102	100	(1.4) %	102	1.1 %
Europe	54	58	7.9 %	57	(2.1) %
Other	57	66	16.7 %	61	(8.2) %
Knock down parts	115	120	3.9 %	115	(4.3) %